Pioneer Railcorp Wholly-Owned Subsidiaries




Alabama Railroad Co.
Alabama & Florida Railway Co.
Decatur Junction Railway Co.
Fort Smith Railroad Co.
Minnesota Central Railroad Co.
Mississippi Central Railroad Co.
Pioneer Air, Inc.
Pioneer Railroad Equipment Co., Ltd.
Pioneer Railroad Services, Inc.
Vandalia Railroad Company
Wabash & Grand River Railway Co.
West Michigan Railroad Co., (Formerly West Jersey Railroad Co.)